SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

TuSimple Holdings Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

90089L108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 90089L108	Pages 2 of 11

1	Name of Reporting Persons SUN DREAM INC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 24,676,708. See Item 4.

		6	Shared Voting Power 0

		7	Sole Dispositive Power 24,676,708. See Item 4.

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,676,708. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.1%. See Item 4.
12	Type of Reporting Person CO

CUSIP No.: 90089L108	Pages 3 of 11

1	Name of Reporting Persons Sina Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 24,676,708. See Item 4.

		6	Shared Voting Power 0

		7	Sole Dispositive Power 24,676,708. See Item 4.

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,676,708. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.1%. See Item 4.
12	Type of Reporting Person CO

CUSIP No.: 90089L108	Pages 4 of 11

1	Name of Reporting Persons Sina Group Holding Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 24,676,708. See Item 4.

		6	Shared Voting Power 0

		7	Sole Dispositive Power 24,676,708. See Item 4.

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,676,708. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.1%. See Item 4.
12	Type of Reporting Person CO

CUSIP No.: 90089L108	Pages 5 of 11

1	Name of Reporting Persons New Wave MMXV Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 24,676,708. See Item 4.

		6	Shared Voting Power 0

		7	Sole Dispositive Power 24,676,708. See Item 4.

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,676,708. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.1%. See Item 4.
12	Type of Reporting Person CO

CUSIP No.: 90089L108	Pages 6 of 11

1	Name of Reporting Persons Charles Guowei Chao
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 24,676,708. See Item 4.

		6	Shared Voting Power 0

		7	Sole Dispositive Power 24,676,708. See Item 4.

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,676,708. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.1%. See Item 4.
12	Type of Reporting Person IN

CUSIP No.: 90089L108	Pages 7 of 11

Item 1(a).	Name of Issuer: TuSimple Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 9191 Towne Centre Drive, Suite 600 San Diego, CA 92122

Item 2(a).	Name of Person Filing: SUN DREAM INC, Sina Corporation, Sina Group Holding Company Limited, New Wave MMXV Limited, and Charles Guowei Chao (collectively, the “Reporting Persons”)

Item 2(b).	Address or Principal Business Office or, if none, Residence: No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road Haidian District, Beijing 100193 People’s Republic of China

Item 2(c)

Citizenship:
SUN DREAM INC. is a Cayman Islands company.
Sina Corporation is a Cayman Islands company.

Sina Group Holding Company Limited is a Cayman Islands company.

New Wave MMXV Limited is a British Virgin Islands company.
Charles Guowei Chao is a citizen of Hong Kong, China.

Item 2(d).	Title of Class of Securities: Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP No.: 90089L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No.: 90089L108	Pages 8 of 11

Item 4.	Ownership:

Reporting Person: SUN DREAM INC Sina Corporation Sina Group Holding Company Limited New Wave MMXV Limited Charles Guowei Chao	Class A ordinary shares
(a) Amount beneficially owned	24,676,708	*
(b) Percent of class:	13.1	%**
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	24,676,708	*
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	24,676,708	*
(iv) Shared power to dispose or to direct the disposition of	0

* Represents 24,676,708 Class A common stock held by SUN DREAM INC, a Cayman Islands company wholly owned by Sina Corporation (or “SINA”). On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited (“New Wave” ), a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Guowei Chao. As of the date of this filing, New Wave was owned as to 61.2% by Mr. Charles Guowei Chao, 30.0% by Mr. Yunli Liu and the remaining shares were held by other senior management members of SINA, including Ms. Hong Du, Mr. Gaofei Wang and Ms. Bonnie Yi Zhang, each of whom held less than 5% of the total share capital of New Wave. All the voting shares in New Wave were held by Mr. Charles Guowei Chao, and the rest were all non-voting shares.

** The percentages of beneficial ownership set forth herein are calculated based on 189,026,565 shares of Class A common stock outstanding as of October 31, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No.: 90089L108	Pages 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No.: 90089L108	Pages 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

SUN DREAM INC

By:	/s/ Charles Guowei Chao
Name:	Charles Guowei Chao
Title:	Sole Director

Sina Corporation

By:	/s/ Bonnie Yi Zhang
Name:	Bonnie Yi Zhang
Title:	Chief Financial Officer

Sina Group Holding Company Limited

By:	/s/ Charles Guowei Chao
Name:	Charles Guowei Chao
Title:	Sole Director

New Wave MMXV Limited

By:	/s/ Charles Guowei Chao
Name:	Charles Guowei Chao
Title:	Sole Director

Charles Guowei Chao

/s/ Charles Guowei Chao

[Signature Page to Schedule 13G]

CUSIP No.: 90089L108	Pages 11 of 11

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement